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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 2)*
                                            -

                         General Cigar Holdings, Inc.
         -------------------------------------------------------------
                                (Name of Issuer)

                             Class A Common Stock
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   36933P100
                   -----------------------------------------
                                 (CUSIP Number)

      Stuart Panish, c/o Zweig-DiMenna Associates LLC, 900 Third Avenue,
                   New York, New York 10022  (212) 451-1100
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                September 5, 1997
                  -------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 36933P100                                       Page 2 of __ Pages

1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Zweig-DiMenna Partners, L.P., Zweig-DiMenna International Limited Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account
       Gotham Advisors, Inc., on behalf of a discretionary account Zweig-DiMenna Special Opportunities, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                       (b) [_]

3   SEC USE ONLY

4   SOURCE OF FUNDS*  WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                     [_]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Zweig-DiMenna Partners, L.P.-New York, Zweig-DiMenna International
           Limited - British Virgin Islands
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - Delaware
         Gotham Advisors, Inc., on behalf of a discretionary account - Delaware Zweig-DiMenna Speical Opportunities, L.P. - Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER (Exclusive of Class B Shares)

         Zweig-DiMenna Partners, L.P. - 120,800; Zweig-DiMenna International
           Limited - 258,400
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - 58,300
         Gotham Advisors, Inc., on behalf of a discretionary account - 31,200 Zweig-DiMenna Special Opportunies, L.P. -0

8    SHARED VOTING POWER

         0

9    SOLE DISPOSITIVE POWER (Exclusive of Class B Shares)

         Zweig-DiMenna Partners, L.P. - 120,800; Zweig-DiMenna International
           Limited - 258,400
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - 58,300
         Gotham Advisors, Inc., on behalf of a discretionary account - 31,200 Zweig-DiMenna Special Opportunities, L.P. -0

10   SHARED DISPOSITIVE POWER

        0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (Exclusive of Class B Shares)

         Zweig-DiMenna Partners, L.P. - 120,800; Zweig-DiMenna International
           Limited - 258,400
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - 58,300
         Gotham Advisors, Inc., on behalf of a discretionary account - 31,200 Zweig DiMenna Special Opportunities, L.P. -0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 INCLUDES CERTAIN SHARES*
                                                                             [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 (Exclusive of Class B
     Shares)

         Total - 6.8%

         Zweig-DiMenna Partners, L.P. - 1.8%; Zweig-DiMenna International
           Limited - 3.7%
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - 0.8%
         Gotham Advisors, Inc., on behalf of a discretionary account - 0.5% Zweig-DiMenna Special Opportunities, L.P. - 0.0%

14  TYPE OF REPORTING PERSON*

         Zweig-DiMenna Partners, L.P. - PN
         Zweig-DiMenna International Limited - CO
         Zweig-DiMenna International Managers, Inc. - CO
         Gotham Advisors, Inc. - CO
         Zweig-DiMenna Special Opportunities, L.P. - PN

                             SCHEDULE 13D - AMENDMENT NO. 2


       Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., Zweig DiMenna Special Opportunities, L.P., Zweig-DiMenna International Managers, Inc. and Gotham Advisors, Inc. (the "Investors") hereby amend the Schedule 13D, filed with respect to shares of Class A common stock, par value $.01 per share (the "Class A Common Stock") of General Cigar Holdings, Inc. (the"Issuer").

ITEM 2 IDENTITY AND BACKGROUND

       Section E. should be added as follows:

       E. Zweig-DiMenna Special Opportunities, L.P.

       Zweig-DiMenna Special Opportunities, L.P., a Delaware limited partnership, is a private investment partnership which seeks appreciation of the Partnership's assets for the benefit of its partners. The address of its principal business and its principal office is 900 Third Avenue, New York, New York 10022. The following information is provided as to each general partner of Zweig-DiMenna Special Opportunities, L.P.

1. Zweig-DiMenna Associates LLC is the managing general partner of Zweig-DiMenna Special Opportunities, L.P. Reference is made to Item 2.A.1, above, for information about Zweig-DiMenna Associates LLC and its managing directors, principals and members.

2. Zweig Associates, Inc. is a general partner of Zweig-DiMenna Special Opportunities, L.P. Reference is made to Item 2.A.2, above, for information about Zweig Associates, Inc. and its directors, officers and shareholders.

          None of the above, i.e., Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna Associates LLC, Zweig Associates, Inc., Martin E. Zweig, Joseph A. DiMenna, Brenda M. Earl, Carol R. Whitehead or Jeffrey R. Perry has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     Since August 20, 1997, the date of the Investors' last filing for the Issuer, the Investors have not purchased any Class A Common Stock (see Item 4).

ITEM 4    PURPOSE OF TRANSACTION

     Item 4 is amended so that after the first Paragraph the following new paragraph is added:

     It is noted that pursuant to the Merger Agreement, dated as of February 27, 1997 (the "Merger Agreement"), between Culbro Corporation, a New York corporation ("Culbro") and the Issuer, Culbro recently merged with and into the Issuer, with the Issuer as the surviving entity. Pursuant to the Merger, each of the Reporting Persons received 4.44557 shares of class B Common Stock ("Class B Common Stock") for each share of Culbro Common Stock held by such Reporting Person immediately prior to the Merger. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock, and converts automatically into one share of Class A Common Stock upon any transfer thereof, subject to limited exceptions. No consideration was paid by the Investors in connection with the acquisition by such Investors pursuant to the Merger of the shares of Class B Common Stock.

ITEM 5    INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is amended to add the following Common Stock Class B Shares owned by the Investors:

     a.   Aggregate number of Common Stock Class B shares beneficially owned:

            Zweig-DiMenna International Limited          _            417,439

            Zweig-DiMenna Partners, L.P.                 _            187,158

            ZDIM Account                                 _            95,579

            Gotham Account                               _            52,457

            Zweig DiMenna Special Opportunities, L.P.    _           124,475

          Percent of Common Stock Class B beneficially owned:

            Zweig-DiMenna International Limited          _           2.0%

            Zweig-DiMenna Partners, L.P.                 _           0.9%

            ZDIM Account                                 _           0.5%

            Gotham Account                               _           0.3%

            Zweig-DiMenna Special Opportunities, L.P.    _           0.6%


     b. Number of shares of Common Stock Class B as to which there is sole power to vote:

            Zweig-DiMenna International Limited          _         417,439

            Zweig-DiMenna Partners, L.P.                 _         187,158

            ZDIM Account                                 _          95,579

            Gotham Account                               _          52,457

            Zweig DiMenna Special Opportunities, L.P.    _         124,475

          Number of shares of Common Stock Class B as to which there is shared power to vote or to direct the vote:

            Zweig-DiMenna International Limited          _          0

            Zweig-DiMenna Partners, L.P.                 _          0

            ZDIM Account                                 _          0

            Gotham Account                               _          0

            Zweig-DiMenna Special Opportunities, L.P.    _          0

          Number of shares of Common Stock Class B as to which there is sole power to dispose or to direct the disposition:

            Zweig-DiMenna International Limited          _         417,439

            Zweig-DiMenna Partners, L.P.                 _         187,158

            ZDIM Account                                 _          95,579

            Gotham Account                               _          52,457

            Zweig DiMenna Special Opportunities, L.P.    _         124,475


          Number of shares of Common Stock Class B as to which there is shared power to dispose or to direct the disposition:

            Zweig-DiMenna International Limited         _             0

            Zweig-DiMenna Partners, L.P.                _             0

            ZDIM Account                                _             0

            Gotham Account                              _             0

            Zweig-DiMenna Special Opportunities, L.P    _             0

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

Item 7 is amended in its entirety to state:

Exhibit A - Joint Filing Agreement among Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., Zweig-DiMenna International Managers, Inc. and Gotham Advisors, Inc.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 11, 1997

               ZWEIG-DiMENNA INTERNATIONAL LIMITED

               By:      Zweig-DiMenna International Managers, Inc.,
                        Investment Manager

               By: /s/   Joseph A. DiMenna
                   -----------------------
               Name:    Joseph A. DiMenna
               Title:   Executive Vice President

               ZWEIG-DiMENNA PARTNERS, L.P.
               By:      Zweig-DiMenna Associates LLC,
                        Managing General Partner

               By: /s/   Joseph A. DiMenna
                   -----------------------
               Name:    Joseph A. DiMenna
               Title:   Managing Director of Managing General Partner

               ZWEIG-DiMENNA SPECIAL OPPORTUNITIES, L.P.
               By:      Zweig-DiMenna Associates LLC,
                        Managing General Partner

               By: /s/   Joseph A. DiMenna
                   -----------------------
               Name:    Joseph A. DiMenna
               Title:   Managing Director of Managing General Partner

               ZWEIG-DiMENNA INTERNATIONAL MANAGERS, INC.

               By: /s/   Joseph A. DiMenna
                   -----------------------
               Name:    Joseph A. DiMenna
               Title:   Executive Vice President

               GOTHAM ADVISORS, INC.

               By: /s/   Joseph A. DiMenna
                   --------------------
               Name:    Joseph A. DiMenna
               Title:   Vice President

                                   EXHIBIT A

                     JOINT FILING AGREEMENT AMONG INVESTORS

     This Joint Filing Agreement is entered into this tenth day of September, 1997 by Zweig-DiMenna International Limited, a British Virgin Islands corporation, Zweig-DiMenna Partners, L.P., a New York limited partnership, Zweig-DiMenna Special Opportunities, L.P., a Delaware limited partnership, Zweig-DiMenna International Managers, Inc., a Delaware corporation, and Gotham Advisors, Inc., a Delaware corporation, collectively the "Investors". In lieu of filing separate statements on Schedule 13D, the Investors hereby agree to file a joint statement on Schedule 13D pursuant to Rule 13d-1(f)(1) under the Exchange Act of 1934 with respect to the Class A Common Stock of General Cigar Holdings, Inc.

     This Agreement shall be filed as an exhibit to the statement on Schedule 13D filed on behalf of the Investors and constitutes the Investors' consent to file a joint Schedule 13D.

               ZWEIG-DiMENNA INTERNATIONAL LIMITED

               By:      Zweig-DiMenna International Managers, Inc.,
                        Investment Manager

               By: /s/   Joseph A. DiMenna
                   -----------------------
               Name:    Joseph A. DiMenna
               Title:   Executive Vice President

               ZWEIG-DiMENNA PARTNERS, L.P.
               By:      Zweig-DiMenna Associates LLC,
                        Managing General Partner

               By: /s/   Joseph A. DiMenna
                   -----------------------
               Name:    Joseph A. DiMenna
               Title:   Managing Director of Managing General Partner

               ZWEIG-DiMENNA SPECIAL OPPORTUNITIES, L.P.
               By:      Zweig-DiMenna Associates LLC,
                        Managing General Partner

               By: /s/   Joseph A. DiMenna
                   -----------------------
               Name:    Joseph A. DiMenna
               Title:   Managing Director of Managing General Partner

               ZWEIG-DiMENNA INTERNATIONAL MANAGERS, INC.

               By: /s/   Joseph A. DiMenna
                   -----------------------
               Name:    Joseph A. DiMenna
               Title:   Executive Vice President

               GOTHAM ADVISORS, INC.

               By: /s/   Joseph A. DiMenna
                   -----------------------
               Name:    Joseph A. DiMenna
               Title:   Vice President